NEWS


Philadelphia Suburban Corporation                  CONTACT: Idalia Rodriguez
762 W. Lancaster Avenue                         Director, Investor Relations
Bryn Mawr, Pennsylvania                                       (610) 645-1084
19010-3489                                             www.suburbanwater.com
610.525.1400                                    rodriguezi@suburbanwater.com

(PSC LOGO)



FOR RELEASE: November 16, 1998

      PHILADELPHIA SUBURBAN CORPORATION AND CONSUMERS WATER COMPANY MERGER

                     APPROVED AT TODAY'S SHAREHOLDER MEETING

         BRYN MAWR, PA, November 16 - Shareholders of Philadelphia Suburban Corporation (NYSE:PSC) and Consumers Water Company (NASDAQ:CONW) today overwhelmingly approved the proposed merger agreement between the two companies.

         Philadelphia Suburban shareholders also approved proposals to increase the authorized shares of PSC Common Stock and an amendment to the Company's equity compensation plan.

         The merger with Consumers will make PSC one of the largest investor-owned water companies in the nation, increasing its customer count by 71 percent. PSC Chairman Nicholas DeBenedictis said, "This merger is taking place at a very dynamic time in the water utility industry--a time when there is significant opportunity for consolidation. The critical mass and new geographic locations resulting from the merger will provide the combined companies with new growth and cost savings opportunities.

         DeBenedictis added, "While this merger appears to be a change from PSC's regional growth-through-acquisition strategy, we will continue to expand the Company in our growing southeastern Pennsylvania region while implementing the same regional growth strategy in Consumers' markets in the five states in which they operate."

         Consumers President Peter L. Haynes said, "This merger combines the multi-state management strength and five-state reach of Consumers with the business development and technical expertise of Philadelphia Suburban to make a company that will better meet the needs of customers and employees while producing opportunities for increased value for shareholders of both companies."

         Third quarter and nine month earnings and revenues reported recently for both companies showed positive results. If the merger were finalized today, the currently strong financial condition and earnings of the companies through September 30, 1998, would make the merger immediately accretive to earnings for the combined company.

The merger can be finalized after regulatory approvals from each of the five states where operations exist and are expected in 60-90 days.

         Consumers Water Company owns and operates water and wastewater utilities located in Ohio, Illinois, Pennsylvania, New Jersey, and Maine. The company serves approximately 670,000 residents in a five-state area. PSC is currently the third-largest, investor-owned water utility in the country, serving approximately one million residents in 96 municipalities in Delaware, Montgomery, Chester, Bucks and Berks Counties in Pennsylvania.


                                      # # #








                                        6